20010475

)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring Street, Suite 120
(No. and Street)

Herndon	VA	20170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Benedict 703-810-1072 ext 105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP
(Name – *if individual, state last, first, middle name*)

6 City Place Drive Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Karen Benedict, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Benedict
Signature

SVP/FinOp
Title

Brian L. Cooper
Notary Public

BRIAN L. COOPER NOTARY PUBLIC REG. #7510421 MY COMMISSION EXPIRES 8/31/2023 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE
17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

BROWN SMITH WALLACE

6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

THE FIRM FOR GROWTH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Northwest Financial Group, LLC
Herndon, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Financial Group, LLC (a Virginia limited liability company, the "Company") as of December 31, 2019, the related statements of income, changes in membership capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Financial Group, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northwest Financial Group, LLC's management. Our responsibility is to express an opinion on Northwest Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information accompanying the financial statements have been subjected to audit procedures performed in conjunction with the audit of Northwest Financial Group, LLC's financial statements. The supplemental information is the responsibility of Northwest Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Northwest Financial Group, LLC's auditor since 2016.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2020

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

ASSETS:	
Cash and Cash Equivalents	$ 531,704
Commissions and Fees Receivable	25,335
Prepaid and Other Assets	40,606
Operating Lease Right of Use Asset	149,485
Total assets	$ 747,130

LIABILITIES AND MEMBERSHIP CAPITAL

CURRENT LIABILITIES:	
Accounts Payable	$ 168,913
Other Accrued Liabilites	28,750
Operating Lease Liabiltiy	152,076
Total Liabilities	349,739
MEMBERSHIP CAPITAL:	
Invested Capital	397,391
Total Liabilities and Membership Capital	$ 747,130

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Commissions, concessions and fees	$	1,248,926
Interest		1,112
Total Revenues		1,250,038
Operating Expenses:		
Commissions		558,695
Compensation and Benefits		254,104
Office Operations		172,110
Professional Services		145,748
Miscellaneous		738
Total Operating Expenses		1,131,395
Net Income	$	118,643

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

	Membership			
	Units	Invested Capital	Retained Earnings	Total
Balance at December 31, 2018	1	$ 475,748	$ -	$ 475,748
Net Income	-	-	118,643	118,643
Capital Distributions	-	(197,000)	-	(197,000)
Balance at December 31, 2019	1	$ 278,748	$ 118,643	$ 397,391

The accompanying notes are an intergral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 118,643
Changes in Operating Assets and Liablities:	
Commissions and Fees Receivable	(522)
Prepaid and Other Assets	(24,758)
Accounts Payable and Other Accrued Liabilities	113,237
Net Cash Provided by Operating Activities	206,600
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Distributions	(197,000)
Net Cash Used in Financing Activitites	(197,000)
Net Change in Cash and Cash Equivalents	9,600
Beginning Balance of Cash and Cash equivalents	522,104
Ending Balance of Cash and Cash equivalents	$ 531,704

The accompanying notes are an intergral part of these financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial LLC.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized within.

REVENUE RECOGNITION

Commission, concession and fee income consists of referral fees from LPL and are recorded on a trade date basis and normally settled within 30 days. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from the Parent credit union and banks which may, at times, exceed federally insured limits.

COMMISSIONS AND FEES RECEIVABLE

Commissions and fees receivable are generally referral fees that have been earned, but not yet received. These receivables are deemed 100% collectible and management has determined that no allowance for doubtful receivables is necessary.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. For operating leases the Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.
The Company does not have any non-lease components.

INCOME TAXES

The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2020, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 18 years of age or older. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2019, the Company contributed a matching contribution up to 7% of employee compensation. No profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $38,712 for the year ended December 31, 2019.

DEFERRED COMPENSATION

NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code

Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. The Company's total expense for the plan was $12,785 for the year ended December 31, 2019. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company shares office space and certain operating expenses with NWCM and NWCM's subsidiaries. The Company is charged monthly by NWCM for its share of expenses pursuant to the executed expense sharing agreement between the parties. The Company's total shared expenses with NWCM under the expense sharing agreement totaled approximately $198,375 for the year ended December 31, 2019.

Pursuant to the executed expense sharing agreement, the Company shares certain payroll related expenses with Northwest Financial Advisors LLC (NWFA), a related party through common ownership. These expenses are paid by NWFA and charged to the Company on a monthly basis. The Company's total shared expenses with NWFA totaled approximately $198,500 for the year ended December 31, 2019.

NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and other services. The Company is allocated a portion of these shared services with NWCM pursuant to the expense sharing agreement. The Company's allocation of these services totaled $3,234 for the year ended December 31, 2019.

Included in accounts payable and other accrued liabilities are amounts due to NWCM and Northwest Financial Advisors LLC, a related party through common ownership, totaling $113,636 and $31,747 respectively, as of December 31, 2019.

The Company had funds on deposit at NWFCU totaling $19,447 as of December 31, 2019.

A significant number of the Company's clients are also members of NWFCU and many of the Company's clients are referred by NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $338,470 which was $325,120 in excess of its required net capital of $13,350. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1.

NOTE 5: CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

NOTE 6: FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2019 FOCUS report filed with FINRA.

NOTE 7: LEASES

The company has obligations as a lessee for office space with its parent with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments under the lease include fixed payments.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$10,119
Short term lease cost	10,652
Total lease cost	$20,771

Amounts reported on the balance sheet upon lease initiation were as follows:

Operating leases:	
Operating lease ROU asset	$154,640
Operating lease liability	154,640

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$7,527

Weighted average remaining lease term:

Operating leases	9.6 years

Weighted average discount rate:

Operating leases	9%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$ 20,965
2021	21,701
2022	22,458
2023	23,242
2024	24,056
Thereafter	122,901
Total undiscounted lease payments	$ 235,323
Less imputed interest	(83,247)
Total lease liabilities	$ 152,076

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPTIAL UNDER RULE 15C3-1
SCHEDULE I
AS OF DECEMBER 31, 2019

AGGREGATE INDEBTEDNESS:	
Compensation payable	$ 11,325
Other accounts payable and accrued liabilites	170,136
Staff bonus accrual	11,697
Annual leave accrual	5,728
401(k) payable	1,368
Total aggregate indebtedness	$ 200,254
NET CAPITAL:	
Total membership capital from the Statement of Financial Condition	$ 397,391
Deductions:	
Nonallowable assets:	
Cash and cash equivalents	$ -
Accounts recievable	41,498
Prepaid assets	15,710
Other assets	1,713
Total non allowable assets	58,921
Net capital	$ 338,470
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$ 13,350
Excess net capital at 1,500%	$ 325,120
Excess net capital at 1,000%	$ 318,445
Ratio of aggregate indebtedness to net capital	0.59 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31,2019

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE II
DECEMBER 31, 2019

The Company is exempt from the Reserve Requirement computation according to provisions of SEC Rule 15c-3(k)(2)(i).

NORTHWEST FINANCIAL GROUP LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE III
DECEMBER 31, 2019

The Company is exempt from the Possession and Control requirements according to provisions of SEC Rule 15c-3(k)(2)(i).

NORTHWEST FINANCIAL GROUP, LLC

Independent Accountant's Review Report
on Management's Assertion Pursuant to
Exemption From 17 C.F.R. §240.15c3-3 (k)

DECEMBER 31, 2019

BROWN SMITH WALLACE

THE FIRM FOR GROWTH.

BROWN SMITH WALLACE

THE FIRM FOR GROWTH.®

6 CITYPLACE DRIVE SUITE 900 ST LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Northwest Financial Group, LLC
Herndon, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northwest Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Northwest Financial Group, LLC stated that Northwest Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Northwest Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2020

NORTHWEST
FINANCIAL GROUP

Exemption Report
SEC Rule 17a-5

Northwest Financial Group, LLC

200 Spring Street Suite 120 Herndon, VA 20170

703-810-1072

SEC Registration Number 8-67698

FINRA Registration Number (CRD): 145064

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5:

- Northwest Financial Group LLC is a broker/dealer registered with the SEC and FINRA.
- Northwest Financial Group LLC claimed an exemption under SEC Rule 15c3-3(k)(2)(i) for the year ended December 31, 2019.
- Northwest Financial Group LLC has met the exemption provisions throughout the year ended December 31, 2019 without exception.

The above statements are true and correct to the best of my knowledge and the Company's knowledge.

By: Karen Benedict

Karen Benedict SVP/FinOP

February 27, 2020

NORTHWEST FINANCIAL GROUP, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

DECEMBER 31, 2019

BROWN SMITH WALLACE

THE FIRM FOR GROWTH.®

BROWN SMITH WALLACE

6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

THE FIRM FOR GROWTH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
Northwest Financial Group, LLC
Herndon, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Northwest Financial Group, LLC and the SIPC, solely to assist you and the SIPC in evaluating Northwest Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Northwest Financial Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS report) for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Northwest Financial Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Northwest Financial Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1479**********************MIXED AADC 220
67698 FINRA DEC
NORTHWEST FINANCIAL GROUP LLC
200 SPRING ST STE 120
HERNDON, VA 20170-5292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2 A. General Assessment (item 2e from page 2) $ 1,875.06

B. Less payment made with SIPC-6 filed (exclude interest) (903.62)

7-30-19
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 971.44

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 971.44

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 971.44

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Northwest Financial Group, LLC
(Name of Corporation, Partnership or other organization)

Karen Benedict
(Authorized Signature)

Dated the 30th day of January, 20 20

SVP Investments
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,250,037

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,250,037

2e. General Assessment @ .0015 $ 1,875.06

(to page 1, line 2.A.)